The information in this preliminary prospectus supplement and accompanying prospectus is not complete and may be changed. A registration statement relating to these securities is effective under the Securities Act of 1933. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
File Number 333-131765

Subject to Completion, dated February 13, 2006

PROSPECTUS SUPPLEMENT

(To Prospectus dated February 13, 2006)

5,000,000 Shares

ADOLOR CORPORATION

Common Stock

Adolor Corporation is offering 5,000,000 shares of its common stock.

Our common stock is traded on The Nasdaq National Market under the symbol “ADLR.” On February 10, 2006, the last sale price of our common stock was $24.29 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 2 of the accompanying prospectus.

	Per Share	Total
Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to Adolor Corporation	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 750,000 shares from us on the same terms and conditions as set forth above if the underwriters sell more than 5,000,000 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the representatives, expects to deliver the shares on or about February     , 2006.

LEHMAN BROTHERS

PACIFIC GROWTH EQUITIES, LLC

BANC OF AMERICA SECURITIES LLC	JPMORGAN

February     , 2006.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS	i
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	ii
THE COMPANY	1
RISK FACTORS	2
USE OF PROCEEDS	18
GENERAL DESCRIPTION OF SECURITIES	19
DESCRIPTION OF CAPITAL STOCK	19
PLAN OF DISTRIBUTION	23
AVAILABLE INFORMATION	24
INCORPORATION BY REFERENCE	24
LEGAL MATTERS	25
EXPERTS	25

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone else to provide you with information that is different. We are only offering the securities in states where it is legal to offer and sell them. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the cover page of the documents. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in this prospectus supplement or the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

In this prospectus supplement and the accompanying prospectus, the terms “Adolor,” “we,” “us” and “our” refer to Adolor Corporation and its consolidated subsidiary.

We provide information to you about the common stock in two separate documents: (a) the accompanying prospectus, which provides general information, and (b) this prospectus supplement, which describes the specific details regarding this offering. If information in this prospectus supplement is inconsistent with the prospectus, you should rely on this prospectus supplement.

You should also read and consider the information in the documents we have referred you to in “Incorporation By Reference” on page 24 of the accompanying prospectus. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information.

Except as otherwise indicated, the information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option to purchase additional shares of common stock.

We have trademark protection on Entereg®.

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all the information that you should consider before deciding to invest in our common stock. We urge you to read this entire prospectus supplement and the accompanying prospectus carefully, including the risk factors in the accompanying prospectus and in the documents identified under “Incorporation By Reference” in the accompanying prospectus.

Adolor Corporation

We are a development stage biopharmaceutical corporation that was founded in 1993. Since our inception, we have specialized in the discovery and development of prescription pain management products and expect to commercialize products that we successfully develop. We have a number of product candidates ranging in development from preclinical studies to pivotal clinical trials. Our most advanced product candidate, Entereg® (alvimopan), is intended to selectively block the unwanted effects of opioid analgesics on the gastrointestinal (GI) tract. For the global development and commercialization of Entereg® as a monotherapy, we are collaborating with Glaxo Group Limited (Glaxo) in multiple indications. Separately, we are also developing products that combine alvimopan with an opioid analgesic. In addition to products based on alvimopan, we are developing a sterile lidocaine patch, now in clinical development, for the treatment of postoperative incisional pain. Additional product candidates, including our Delta opioid agonist, are in preclinical development for the treatment of moderate-to-severe pain conditions.

Over 100 million patients experience acute or chronic pain annually in the United States. Pain is associated with a variety of diseases and conditions, including arthritis, cancer, multiple sclerosis and back disorders. Many surgical procedures also cause substantial post-operative pain. In treating these conditions that result in moderate-to-severe pain, opioid analgesics are considered to be most effective and, consequently, are widely prescribed and used. According to IMS Health, sales of prescription pain management products in the United States totaled $19 billion in 2004, of which approximately $6.3 billion is attributable to opioid analgesics. The opioid analgesic market has grown rapidly over the last five years, recording a five year compounded annual growth rate of 20%. This rapid growth has been driven by changing attitudes toward pain management and an aging population that undergoes more surgical procedures and more often suffers from chronic pain conditions. Prospectively, the use of opioid analgesics may be impacted favorably by safety issues associated with chronic use of non-steroidal anti-inflammatory drugs (NSAIDs). Nevertheless, opioids are not without drawbacks and may cause side effects that can be dose limiting. These include constipation, nausea and vomiting, among others. Our product development efforts are directed toward the development of products that manage the GI side effects of existing opioid analgesics and treat moderate to severe pain while inducing fewer side effects than current opioid pain medications.

Entereg®

Opioid analgesics provide pain relief by stimulating opioid receptors located in the central nervous system. There are, however, opioid receptors throughout the body, including the GI tract. By binding to the receptors in the GI tract, opioid analgesics can slow gut motility and disrupt normal GI function that allows for the passage, absorption and excretion of ingested solid materials. This disruption can cause patients to experience significant discomfort and abdominal pain and may result in their reducing or eliminating their pain medication.

Entereg® is a small molecule, mu opioid receptor antagonist intended to block the adverse side effects of opioid analgesics on the GI tract without affecting analgesia. We are developing Entereg® for both acute and chronic conditions. The acute indication currently under development is the management of postoperative ileus (POI), a GI condition characterized by the slow return of gut function that can result from GI or other surgeries. Entereg® is also being developed to treat opioid-induced bowel dysfunction (OBD), which is a condition characterized by a number of GI symptoms, including constipation, that often results from chronic use of opioid analgesics to treat persistent pain conditions.

In April 2002, we entered into a collaboration agreement with Glaxo for the exclusive worldwide development and commercialization of Entereg® for certain indications. We are responsible for development of acute indications, such as POI, and Glaxo is responsible for development of chronic indications, such as OBD. In the United States, we intend to co-promote Entereg® with Glaxo and share profits that result from the sale of the product. For commercial sales of Entereg® for POI in the United States, Adolor would receive 45% and Glaxo would receive 55% of the net sales less certain agreed upon costs, and subject to certain adjustments. After the first three years each party’s share would become 50%. For commercial sales of Entereg® for OBD in the United States, Adolor would receive 35% and Glaxo would receive 65% of the net sales less certain agreed upon costs, and subject to certain adjustments. Under the collaboration agreement, we have the right to convert our right to receive a profit share for OBD in the United States to a royalty on net sales of 20%. Outside the United States, Glaxo is responsible for the development and commercialization of Entereg®, and we would receive royalties on net sales. We may receive additional milestone payments of up to $210 million under the collaboration agreement upon the successful achievement of certain clinical and regulatory objectives, including up to $40 million related to the POI indication and up to $25 million related to the OBD indication.

POI Clinical Development

We submitted a New Drug Application (NDA) for Entereg® 12 mg capsules to the FDA in June 2004, after completing four Phase III clinical studies of Entereg® for the management of POI. Glaxo subsequently completed a Phase III study evaluating Entereg® in POI that was conducted in Europe, Australia and New Zealand (Study 001), and our NDA was amended in April 2005 to include data from Study 001.

In July 2005, we received an approvable letter from the FDA for Entereg® 12 mg capsules, under review for the management of POI by acceleration of GI function following bowel resection surgery. An approvable letter is a letter from the FDA to an NDA applicant indicating that the FDA may approve the NDA if specific additional information is submitted or specific conditions are agreed to. The approvable letter indicated that, before the application for Entereg® may be approved, it will be necessary to provide additional proof of efficacy to the FDA to support the use of Entereg® following bowel resection surgery. The FDA indicated that this may be achieved by demonstrating statistically significant results in at least one additional clinical study, and that this could potentially be addressed with positive results from Adolor’s Study 14CL314 (Study 314). The FDA also indicated that we must provide justification that the median reduction in time to gastrointestinal recovery seen in bowel resection patients treated with Entereg® is clinically meaningful.

After a meeting with the FDA regarding the approvable letter, we reported that the FDA confirmed that the Study 314 design represented an adequate and well controlled study, the results of which could potentially provide the additional proof of efficacy requested by the FDA in the approvable letter. The FDA confirmed that the “GI2” endpoint, representing time to recovery of GI function, and defined as the last to occur of upper GI recovery (solid food) and lower GI recovery (bowel movement), was acceptable as the primary endpoint of the study. As it was with our previous studies, the FDA confirmed that the hazard ratio will be the measure used to determine statistical significance.

On February 7, 2006, we announced top line results of Study 314. The Phase III study enrolled 654 patients scheduled to undergo large or small bowel resection surgery. For the primary GI2 endpoint of Study 314, a statistically significant difference was achieved as compared to placebo (Cox proportional hazard model) hazard ratio =1.53; P<0.001. A statistically significant difference in favor of Entereg® was achieved for each of the secondary time to event endpoints.

We expect to file a complete response to the FDA approvable letter by June of 2006.

OBD Clinical Development

Entereg® is being developed by Glaxo for the treatment of OBD in patients taking opioid analgesics for persistent pain conditions. In September 2005, Glaxo and Adolor announced the start of Phase III clinical testing to evaluate Entereg® for the treatment of OBD. The Phase III clinical program is comprised of three studies with an expected enrollment of approximately 1,700 patients in North America, Europe and other parts of the world. Two of the three Phase III OBD studies, Studies SB-767905/012 (Study 012) and SB-767905/013 (Study 013), are randomized, double-blind, placebo controlled studies each designed to enroll approximately 480 adults who are taking opioid therapy for persistent non-cancer pain and have resulting OBD. Under the protocols, the patients are randomized to one of two Entereg® arms (0.5 mg once daily or 0.5 mg twice daily) or to placebo for twelve weeks of treatment. The primary objective of these confirmatory studies is to compare Entereg® with placebo for efficacy in the treatment of OBD. The primary efficacy endpoint is based on frequency of bowel movements. The third Phase III OBD study, Study SB-767905/014 (Study 014), is a randomized, double-blind, placebo controlled study designed to enroll approximately 750 adults who are taking opioid therapy for persistent non-cancer pain and have OBD. Under the protocol, the patients are randomized to Entereg® (0.5 mg twice daily) or placebo for twelve months of treatment. The primary objective of this Phase III long-term safety study is to compare Entereg® with placebo for safety and tolerability in the treatment of OBD. The primary safety endpoint is based on the frequency of reported adverse events.

Enrollment in Study 012 and Study 014 is complete and enrollment in Study 013 is ongoing. Assuming the Phase III program is successful, we anticipate that an NDA and corresponding European filing will be made in mid-2007.

The Phase III program follows a Phase IIb study of Entereg® conducted by Glaxo, for which top line results were announced in March 2005. The Phase IIb study (SB-767905/011) evaluated Entereg® for treatment of OBD which results from the use of opioids in patients suffering from chronic pain. In the Phase IIb study, in 522 non-cancer patients with OBD, each oral Entereg® dosage regimen achieved a statistically significant effect on the primary and secondary endpoints compared with placebo. The primary endpoint was the change from baseline in weekly frequency of spontaneous bowel movements (SBM) (defined as bowel movements with no laxative use in the previous 24 hours) over the first half of the 6-week treatment period. All groups reported an SBM frequency of approximately 1 per week during the baseline period. The average weekly change from baseline over weeks 1-3 was 3.36 SBM for the Entereg® 0.5 mg, twice daily treatment group, 3.29 SBM for the Entereg® 1mg, once daily treatment group and 4.17 SBM for the Entereg® 1 mg, twice daily treatment group compared to 1.65 SBM for the placebo group. All Entereg® treatment groups were statistically significantly different from placebo at the P<0.001 level. In this Phase IIb study adverse events affecting the GI tract were the most common, occurring in 30%-43% of Entereg® treated patients, compared to 36% on placebo. The most frequently reported adverse events were abdominal pain, nausea and diarrhea and GI adverse events were also the most common reason for study withdrawal.

Combination Product

We are developing an analgesic product candidate that combines alvimopan with an opioid analgesic. This combination is intended to produce the pain relief of an opioid while reducing constipating side effects.

Sterile Patch Program

We are developing a sterile lidocaine patch intended for the management of postoperative incisional pain. In September 2005, we announced the initiation of a Phase II, double-blind, placebo-controlled, randomized, multicenter study of the sterile lidocaine patch intended to enroll 30 patients undergoing hernia repair surgery. The study’s primary objective is to evaluate the pharmacokinetics of the sterile lidocaine patch. Safety and tolerability will be evaluated for up to 72 hours, and preliminary efficacy data will be obtained to assess the analgesic effect during the 72-hour treatment period, as demonstrated by a reduction in pain scores measured by the 11-point Numeric Pain Rating Scale (NPRS).

Delta Agonist Program

We submitted an Investigational New Drug Application (IND) to the FDA for ADL5859, our novel oral compound, which was designed by our researchers to target the Delta opioid receptor. The Delta receptor is one of three opioid receptors that modulate pain. On January 30, 2006, we announced that the FDA requested additional preclinical safety studies and additional information regarding our proposed Phase I protocol. Until this data is compiled and submitted and the clinical hold removed by the FDA, we will be unable to initiate human clinical trials on this compound.

Discovery / In-Licensing

We maintain a research effort directed at the discovery of compounds that elicit potential analgesic effects by targeting peripheral and central opioid receptors, as well as certain non opioid receptors.

We believe there are opportunities to expand our product portfolio through the acquisition or in-licensing of products and/or product development candidates and intend to continue to explore and evaluate such opportunities.

Commercialization

We maintain a marketing organization to support our development efforts. We have also established a surgeon-focused sales force that is currently detailing Glaxo’s anti-thrombotic agent, Arixtra®, under our co-promotion arrangement with Glaxo. This sales force is expected to sell Entereg® if the product is approved.

We have a small manufacturing organization to manage our relationships with third parties for the manufacture and supply of products for preclinical, clinical and commercial purposes. We maintain commercial supply agreements with certain of these third party manufacturers. We presently do not maintain our own manufacturing facilities.

In June 2004, we entered into a distribution agreement with Glaxo under which, upon our receipt of regulatory approvals, Glaxo will perform certain distribution and contracting services for Entereg® on our behalf for a fee. Outside the United States, we intend to rely on Glaxo for sales and marketing of Entereg®, and expect to supply Glaxo with bulk capsules for commercial sale for POI under a supply agreement we entered into with Glaxo in September 2004. As we develop additional product candidates we may enter into strategic marketing or co-promotion agreements with, and grant additional licenses to, pharmaceutical companies to gain access to additional markets both domestically and internationally.

Corporate Information

We are a Delaware corporation and were organized in November 1993. Our principal executive offices are located at 700 Pennsylvania Drive, Exton, Pennsylvania 19341 and our telephone number is (484) 595-1500. Our website address is www.adolor.com. The information on our website is not part of this prospectus supplement or the accompanying prospectus.

The Offering

Unless otherwise indicated, all of the information in this prospectus supplement assumes no exercise of the underwriters’ option to purchase up to an additional 750,000 shares of our common stock.

Common stock offered by us	5,000,000 shares

Common stock to be outstanding after this offering	44,087,686 shares

Use of proceeds	Based on an assumed public offering price of $24.29 per share, the last reported sale price of our common stock on The Nasdaq National Market on February 10, 2006, we estimate that our net proceeds from this offering will be approximately $114 million (or $131 million if the underwriters exercise their over allotment option in full). See “Use of Proceeds” in this prospectus supplement.

Risk factors	See “Risk Factors” beginning on page 2 of the accompanying prospectus and other information included in this prospectus supplement, as well as any risk factors incorporated by reference into this prospectus supplement or the accompanying prospectus, for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq National Market symbol	ADLR

The number of shares of our common stock to be outstanding after the offering is based on 39,087,686 shares of common stock outstanding as of September 30, 2005 and does not include:

•	4,955,818 shares of common stock issuable upon exercise of options outstanding as of September 30, 2005 at a weighted average exercise price of $13.32 per share; and

•	1,448,760 shares of common stock issuable upon exercise of stock options not outstanding, but reserved for issuance as of September 30, 2005.

Summary Consolidated Financial Data

The following table presents our summary consolidated financial data. We have not generated any product sales revenues and have not achieved profitable operations. Our deficit accumulated during the development stage aggregated approximately $290.9 million through September 30, 2005, and we expect to continue to incur substantial losses in future periods. You should read this information together with our consolidated financial statements and the notes to those statements incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
				(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations
Contract Revenues	$28,409	$20,727	$25,542	$21,136	$11,462

Operating expenses incurred during the development stage:
Research and development	71,705	56,654	48,766	38,100	35,349
Marketing, general and administrative	21,693	17,648	22,870	16,858	19,568

Total operating expenses	93,398	74,302	71,636	54,958	54,917

Other income, net	4,465	2,369	2,508	1,820	2,501

Net loss	$(60,524)	$(51,206)	$(43,586)	$(32,002)	$(40,954)

Basic and diluted net loss per share allocable to common shareholders	$(1.94)	$(1.57)	$(1.12)	$(0.82)	$(1.05)

Shares used in computing basic and diluted net loss per share allocable to common shareholders	31,252	32,586	38,924	38,872	39,087

	As of December 31,			As of September 30,
	2002	2003	2004	2005
				(unaudited)
	(in thousands)
Consolidated Balance Sheet Data
Cash, cash equivalents and short-term investments	$153,985	$210,174	$162,324	$118,835
Working capital	140,290	195,531	149,081	105,842
Total assets	168,271	224,664	178,103	133,203
Deficit accumulated during the development stage	(155,174)	(206,380)	(249,967)	(290,920)
Total shareholders’ equity	100,728	165,279	123,160	82,289

Our cash and investments balance at December 31, 2005 was approximately $103 million, which is based on our preliminary 2005 financial results and subject to audit by our independent registered public accounting firm. We believe that our cash and investments position, as adjusted for the potential proceeds of this offering, will be sufficient to fund operations into 2008, based upon our expectations of the level of research and development, marketing and administrative activities necessary to achieve our strategic objectives.

FORWARD-LOOKING STATEMENTS

Various statements made in this prospectus supplement and in the accompanying prospectus and in our reports and public filings incorporated by reference herein and in the accompanying prospectus are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. We have based these forward-looking statements on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown which could cause actual results and developments to differ materially from those expressed or implied in such statements. These forward-looking statements include statements about the following:

•	the status and anticipated timing of regulatory review and approval, if any, for our product candidates;

•	our product development efforts, including results from clinical trials;

•	anticipated dates of clinical trial initiation, completion and announcement of trial results by us and our collaborators;

•	anticipated trial results and regulatory submission dates for our product candidates by us and our collaborators;

•	analysis and interpretation of data by regulatory authorities;

•	anticipated operating losses and capital expenditures;

•	our intentions regarding the establishment of collaborations;

•	anticipated efforts of our collaborators;

•	estimates of the market opportunity and the commercialization plans for our product candidates;

•	our intention to rely on third parties for manufacturing;

•	the scope and duration of intellectual property protection for our products;

•	the scope of third party patent rights;

•	our ability to raise additional capital; and

•	our ability to acquire or in-license products or product candidates.

In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “target”, “goal”, “continue”, or the negative of such terms or other similar expressions. Factors that might cause or contribute to differences include, but are not limited to, those risks discussed elsewhere in this prospectus supplement and the accompanying prospectus, including in the “Risk Factors” section of the accompanying prospectus, and the risks discussed in our SEC filings which are incorporated by reference herein.

We urge you to carefully review and consider the disclosures found in these filings, all of which are available in the SEC EDGAR database at www.sec.gov. Given the uncertainties affecting pharmaceutical companies in the development stage, you are cautioned not to place undue reliance on any such forward-looking statements, any of which may turn out to be wrong due to inaccurate assumptions, unknown risks, uncertainties or other factors. We undertake no obligation to (and expressly disclaim any such obligation to) publicly update or revise the statements made herein or the risk factors that may relate thereto whether as a result of new information, future events or otherwise.

The information in this prospectus supplement and the accompanying prospectus should be read in conjunction with our audited and unaudited Consolidated Financial Statements and related Notes thereto included in our SEC filings and incorporated by reference herein.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 5,000,000 shares of common stock that we are offering will be approximately $114 million, based upon on an assumed public offering price of $24.29 per share, the last reported sale price of our common stock on The Nasdaq National Market on February 10, 2006, after deducting underwriting discounts and commissions and our estimated offering expenses. If the underwriters exercise their option to purchase 750,000 additional shares in the offering, we estimate the aggregate net proceeds to us will be approximately $131 million. A $1.00 increase (decrease) in the assumed public offering of $24.29 per share would increase (decrease) the net proceeds to us from this offering by approximately $4.7 million (or approximately $5.4 million if the underwriters exercise their overallotment in full), assuming the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same and after deducting the estimated underwriting discounts and commissions.

We intend to use the net proceeds from the offering for general corporate purposes, which may include increasing our working capital, acquisitions, in-licensing of products or technologies or capital expenditures.

We have not identified the amounts we plan to spend on each of these areas or the timing of such expenditures, and we will have significant discretion in the use of any net proceeds. The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the amount of the proceeds from this offering and progress with our development programs. Expenditures will also depend upon the establishment of collaborative arrangements with other companies, the availability of additional financing and other factors. Investors will be relying on the judgment of our management regarding the application of the proceeds of any sale of the securities. Pending these uses, we plan to invest the net proceeds in short-term investments, consisting primarily of investment-grade fixed income securities including U.S. Treasury obligations and corporate bonds.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on The Nasdaq National Market under the symbol “ADLR.” The price range per share reflected in the table below is the highest and lowest bid price for our common stock as reported by The Nasdaq National Market during each quarter of the three most recent years that our common stock has been publicly traded.

	High	Low
2006
First Quarter (through February 10, 2006)	$24.82	$14.05

2005
First Quarter	$10.93	$7.94
Second Quarter	10.49	8.57
Third Quarter	12.19	8.28
Fourth Quarter	15.88	9.12

2004
First Quarter	$22.36	$13.26
Second Quarter	18.05	11.87
Third Quarter	13.88	8.73
Fourth Quarter	16.82	8.62

2003
First Quarter	$14.35	$9.55
Second Quarter	15.46	9.62
Third Quarter	20.20	11.91
Fourth Quarter	19.50	17.14

On February 10, 2006, the last reported sale price of our common stock on The Nasdaq National Market was $24.29 per share. As of February 9, 2006, we had approximately 155 shareholders of record.

We have never declared or paid cash dividends on our common stock. We do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. We plan to retain any earnings for use in the operation of our business and to fund future growth.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, short-term investments and capitalization as of September 30, 2005 on an actual basis, and on an adjusted basis to give effect to the sale of 5,000,000 shares of common stock in this offering based on the assumed public offering price of $24.29 per share, the last reported sale price of our common stock on The Nasdaq National Market on February 10, 2006, after deducting the estimated underwriting discounts and the estimated offering expenses. This table should be read in conjunction with the consolidated financial statements and related information incorporated by reference.

	September 30, 2005
	Actual	As Adjusted
Cash, cash equivalents and short term investments	$118,835,417	$232,835,417

Stockholders’ equity:
Series A Junior Participating preferred stock, $0.01 par value; 35,000 shares authorized, none issued and outstanding	—	—
Preferred stock, par value $0.01; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, par value $0.0001; 99,000,000 shares authorized; 39,087,686 shares actual and 44,087,686 as adjusted	3,909	4,409
Additional paid-in capital	373,614,670	487,614,170
Deferred compensation	(5,031)	(5,031)
Unrealized gains on available for sale securities	(404,370)	(404,370)
Deficit accumulated during the development stage	(290,920,255)	(290,920,255)

Total stockholders’ equity	$82,288,923	$196,288,923

Total capitalization	$82,288,923	$196,288,923

The number of shares of common stock to be outstanding after this offering does not include:

•	4,955,818 shares of common stock issuable upon exercise of options outstanding as of September 30, 2005 at a weighted average exercise price of $13.32 per share; and

•	1,448,760 shares of common stock issuable upon exercise of stock options not outstanding, but reserved for issuance as of September 30, 2005.

DILUTION

If you invest in our common stock, your interest would be diluted to the extent of the difference between the public offering price per share of our common stock set forth on the cover page of this prospectus supplement and the adjusted net tangible book value per share of our common stock after this offering. Our reported net tangible book value per share as of September 30, 2005 is $2.11. We calculate net tangible book value per share by dividing net tangible book value, which equals total tangible assets less total tangible liabilities, by the number of outstanding shares of our common stock.

At an assumed public offering price of $24.29 per share, the last reported sale price of our common stock on The Nasdaq National Market on February 10, 2006, our as adjusted net tangible book value at September 30, 2005 would have been $4.45 per share. This represents an immediate increase in the net tangible book value per share of $2.34 per share to existing stockholders and an immediate dilution of $19.84 per share to new investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis:

Public offering price per share		$24.29

Reported net tangible book value per share as of September 30, 2005	$2.11
Increase per share attributable to new investors	2.34

As adjusted net tangible book value per share after this offering		4.45

Dilution per share to new investors		$19.84

To the extent that outstanding options are exercised, there may be further dilution to new investors.

See “Risk Factors—New investors will experience immediate and substantial dilution” in the accompanying prospectus.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-US HOLDERS

The following is a summary of the material United States federal income and estate tax consequences of the ownership and disposition of shares of our common stock to a Non-U.S. Holder. For purposes of this discussion, a Non-U.S. Holder is any beneficial owner that for United States federal income tax purposes is not a United States person; the term United States person means:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person.

If a partnership or other pass-through entity holds common stock, the tax treatment of a partner or member in the partnership or other entity will generally depend on the status of the partner or member and upon the activities of the partnership or other entity. Accordingly, we urge partnerships or other pass-through entities which hold shares of our common stock and partners or members in these partnerships or other entities to consult their tax advisors.

This discussion assumes that Non-U.S. Holders will hold shares of our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a Non-U.S. Holder’s special tax status or special tax situations. United States expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, pension funds and investors that hold shares of common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any non-income tax consequences except as noted under “Federal Estate Tax” or any income tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code, Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Additionally, we have not sought any ruling from the Internal Revenue Service (IRS) with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions.

This summary is included herein as general information only. Accordingly, each prospective Non-U.S. Holder is urged to consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of holding and disposing of our common stock.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner that such tax is imposed on a U.S. person. Any U.S. trade or business income received by a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable treaty.

Dividends

Distributions of cash or property that we pay will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in our common stock, and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under the treaty. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as defined above, of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise.

Dispositions of our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain realized on a sale or other disposition of our common stock unless:

•	the gain is U.S. trade or business income, as defined above;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or

•	we are or have been a “U.S. real property holding corporation” (a USRPHC) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period of our common stock, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are not, and we do not anticipate becoming, a USRPHC. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of our common stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded, when a Non-U.S. Holder sells its shares of our common stock.

U.S. Federal Estate Taxes

Shares of our common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Requirements

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of our common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

The payment of the proceeds from the disposition of common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, if the Non-U.S. Holder provides the required information to the IRS.

UNDERWRITING

Lehman Brothers Inc. is acting as representative of the several underwriters. Under the terms of an underwriting agreement, which we will file as an exhibit to our current report on Form 8-K and incorporate by reference in this prospectus supplement and the accompanying prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.
Pacific Growth Equities, LLC
Banc of America Securities LLC
J.P. Morgan Securities Inc.

Total	5,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per share
Total

The representative of the underwriters has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $             per share to other dealers. After the offering, the representative may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be $             (exclusive of underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement, to purchase, from time to time, in whole or in part, up to an aggregate of 750,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 5,000,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, our directors and our executive officers have agreed, with certain exceptions, that, without the prior written consent of Lehman Brothers Inc., we and they will not directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common stock or any securities that may be converted into or exchanged for any common stock, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, make any demand for or exercise any right or file or cause to be filed a registration statement with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities or publicly disclose the intention to do any of the foregoing for a period of 90 days from the date of this prospectus supplement other than permitted transfers.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Lehman Brothers Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement and the accompanying prospectus.

Relationships

Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions.

LEGAL MATTERS

Certain legal matters relating to the shares of common stock offered hereby will be passed upon for Adolor Corporation by Dechert LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with this offering will be passed upon for the underwriters by Pillsbury Winthrop Shaw Pittman LLP, New York, New York.

PROSPECTUS

6,000,000 Shares

ADOLOR CORPORATION

COMMON STOCK

We may from time to time sell up to 6,000,000 shares of our common stock, par value $0.0001 per share.

We will provide the specific terms related to sales of these securities in supplements to this prospectus or other offering materials. The prospectus supplements and other offering materials may also add, update or change information contained in this prospectus. Before you invest, you should carefully read this prospectus, any prospectus supplement and any other offering materials, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus.

We will sell these securities directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with our agents, dealers and underwriters reserve the right to reject, in whole or in part any proposed purchase of securities to be made directly or through agents, dealers or underwriters. If our agents or any dealers or underwriters are involved in the sale of the securities, the applicable prospectus supplement or other offering material will set forth any applicable commissions or discounts.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

Our common stock is traded on the Nasdaq National Market under the symbol “ADLR”.

Investing in our common stock involves a high degree of risk. You should carefully consider certain risk factors in determining whether to buy any of our common stock. See “ Risk Factors” on page 2.

Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 13, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Under this shelf process, we may, from time to time, sell up to 6,000,000 shares of our common stock as described in this prospectus, in one or more offerings. This prospectus provides you with a general description of the common stock we may offer. Each time that securities are sold, a prospectus supplement or other offering material that will contain specific information about the terms of that offering will be provided. The prospectus supplement or other offering material may also add, update or change information contained in this prospectus. You should read both this prospectus, any prospectus supplement and any other offering materials together with additional information described under the heading “Available Information.”

We have not authorized any person to give any information or to make any representation in connection with this offering other than those contained or incorporated by reference in this prospectus, and, if given or made, such information or representation must not be relied upon as having been so authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer to sell is not authorized, or in which the person is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof, that the information contained herein is correct as of any time subsequent to its date, or that any information incorporated by reference herein is correct as of any time subsequent to its date.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements made in this prospectus and in our reports and public filings incorporated by reference herein are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. We have based these forward-looking statements on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown which could cause actual results and developments to differ materially from those expressed or implied in such statements. These forward-looking statements include statements about the following:

•	the status and anticipated timing of regulatory review and approval, if any, for our product candidates;

•	our product development efforts, including results from clinical trials;

•	anticipated dates of clinical trial initiation, completion and announcement of trial results by us and our collaborators;

•	anticipated trial results and regulatory submission dates for our product candidates by us and our collaborators;

•	analysis and interpretation of data by regulatory authorities;

•	anticipated operating losses and capital expenditures;

•	our intentions regarding the establishment of collaborations;

•	anticipated efforts of our collaborators;

•	estimates of the market opportunity and the commercialization plans for our product candidates;

•	our intention to rely on third parties for manufacturing;

•	the scope and duration of intellectual property protection for our products;

•	the scope of third party patent rights;

•	our ability to raise additional capital; and

•	our ability to acquire or in-license products or product candidates.

In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “target”, “goal”, “continue”, or the negative of such terms or other similar expressions. Factors that might cause or contribute to differences include, but are not limited to, those risks discussed elsewhere in this prospectus, including in the “Risk Factors” section of this prospectus, and the risks discussed in our SEC filings which are incorporated by reference.

We urge you to carefully review and consider the disclosures found in these filings, all of which are available in the SEC EDGAR database at www.sec.gov. Given the uncertainties affecting pharmaceutical companies in the development stage, you are cautioned not to place undue reliance on any such forward-looking statements, any of which may turn out to be wrong due to inaccurate assumptions, unknown risks, uncertainties or other factors. We undertake no obligation to (and expressly disclaim any such obligation to) publicly update or revise the statements made herein or the risk factors that may relate thereto whether as a result of new information, future events or otherwise.

The information in this prospectus should be read in conjunction with our audited and unaudited Consolidated Financial Statements and related Notes thereto included in our SEC filings and incorporated by reference herein.

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THE COMPANY

We are a development stage biopharmaceutical corporation that was founded in 1993. Since our inception, we have specialized in the discovery and development of prescription pain management products and expect to commercialize products that we successfully develop. We have a number of product candidates in development, ranging in maturity from preclinical studies to pivotal clinical trials. Our most advanced product candidate, Entereg® (alvimopan), is intended to selectively block the unwanted effects of opioid analgesics on the gastrointestinal (“GI”) tract. For the global development and commercialization of Entereg® as a monotherapy, we are collaborating with Glaxo Group Limited (“Glaxo”) in multiple indications. Separately, we are also developing products that combine alvimopan with an opioid analgesic. In addition to products based on alvimopan, we are developing a sterile lidocaine patch, now in clinical development, for the treatment of postoperative incisional pain. Additional product candidates, including our Delta opioid agonist, are in preclinical development for the treatment of moderate-to-severe pain conditions.

Corporate Information

Our principal executive offices are located at 700 Pennsylvania Drive, Exton, Pennsylvania 19341 and our telephone number is (484) 595-1500. Our Internet website address is http://www.adolor.com. We do not intend the information found on our website to be part of this prospectus.

RISK FACTORS

In considering whether to purchase shares of our common stock, you should carefully consider all of the information we have included or incorporated by reference in this prospectus. In particular, as further described herein, our performance and financial results are subject to risks and uncertainties including, but not limited to, the following specific risks:

We are highly dependent on achieving success in the clinical testing, regulatory approval and commercialization of our lead product candidate, Entereg®, which may never be approved for commercial use.

We have invested a significant portion of our time and financial resources since our inception in the development of Entereg®, and our potential to achieve revenues from product sales in the foreseeable future is dependent upon obtaining regulatory approval for and successfully commercializing Entereg®, especially in the United States. Prior to commercialization of Entereg® in the United States for any indication, the FDA would have to approve Entereg® for commercial sale. Drug development is a highly uncertain process. We received an approvable letter from FDA for Entereg® for POI in July 2005, however, there is no assurance that the FDA will approve Entereg® for POI in the future. Phase III clinical testing of Entereg® in OBD began in September 2005, however, there is no assurance that these studies will be successful or that Entereg® will be approved for OBD, or any other indication. Additionally, foreign country regulatory approval is required prior to commercialization of Entereg® outside of the United States. There is no assurance that Glaxo will seek approval of Entereg® in countries outside the United States, or that such approval would be obtained.

Although we received an approvable letter from the FDA for Entereg® in POI, our NDA for Entereg® may not be approved. Study 314 results may not satisfy the FDA requirement for additional evidence of efficacy to support approval of our NDA.

In July 2005, we announced the receipt of an approvable letter from the FDA for Entereg® 12 mg capsules. An approvable letter is a letter from the FDA to an NDA applicant indicating that the FDA believes it can approve the NDA if specific additional information is submitted or specific conditions are agreed to. Before the application for Entereg® may be approved, it will be necessary to provide additional proof of efficacy to the FDA to support the use of Entereg® following bowel resection surgery. The FDA indicated that this may be achieved by demonstrating statistically significant results in at least one additional clinical study, and that this could potentially be addressed with positive results from Study 314. The FDA also indicated that we must provide justification that the median reduction in time to gastrointestinal recovery seen in bowel resection patients treated with Entereg® is clinically meaningful.

After a meeting with the FDA regarding the approvable letter, we reported that the Study 314 design represented an adequate and well-controlled study, the results of which could potentially provide the additional proof of efficacy requested by the FDA in the approvable letter. The FDA confirmed that the GI2 endpoint, representing time to recovery of GI function, and defined as the last to occur of upper GI recovery (solid food) and lower GI recovery (bowel movement), was acceptable as the primary endpoint of the study. As with our previous studies, the FDA confirmed that the hazard ratio will be the measure used to determine statistical significance.

Although we believe Study 314 yielded positive results, there is no assurance that the FDA will conclude that the results of Study 314 or the results obtained in our prior studies support the approval of Entereg® in POI. Further, there is no assurance that the FDA will conclude that any reduction in median time to GI recovery observed in the studies included in our NDA and in Study 314 is clinically meaningful. There is no assurance that the FDA will not raise additional issues, or that our NDA for Entereg® will be approved. FDA approval of our NDA is contingent on many factors, including a favorable review of all preclinical and clinical data, as well as information with respect to the manufacture of Entereg®. We have targeted submission of a Complete Response to the FDA by June 2006. We may not achieve that target.

With regard to any studies we may conduct, including Study 314, the FDA or other regulatory agencies, may evaluate the results of such study by different methods or conclude that the clinical trial results are not statistically significant or clinically meaningful, or that there were human errors in the conduct of the clinical trials or otherwise. Even if we believe we have met the FDA guidelines for submission of data and information to the NDA, there is a risk that the FDA will require additional data and information that may require additional time to accumulate, or that we are unable to provide.

Certain results from Phase III clinical trials showed that the differences in the primary endpoint analyses between Entereg® and placebos were not statistically significant.

Our Entereg® POI Phase III program initially consisted of four studies, POI 14CL302, POI 14CL313, POI 14CL308 and POI 14CL306. Based on the results from these studies we submitted an NDA for Entereg® 12 mg capsules in June 2004. In study POI 14CL302, the difference from placebo in the primary endpoint, GI3, for the Entereg® 12 mg treatment group was not statistically significant. In study POI 14CL308, the difference from placebo for GI3 was not statistically significant in either the Entereg® 6 mg or the 12 mg treatment groups. Even though the P-value for the 12 mg dose group of study POI 14CL308 was below 0.05, it is not considered formally statistically significant because of the multiple dose comparison. In studies involving multiple dose comparisons, statisticians control the overall study error rate (i.e. the likelihood that the drug response occurred by chance) by requiring that each of the multiple dose comparisons meet a P-value of P<0.05 to show statistical significance. In the event that one of the dose comparisons in any of these POI Phase III studies does not reach a significance level of P<0.05, the other dose comparison in that study needs to reach a significance level of P<0.025 to be considered statistically significant. In study POI 14CL306, GI3 was analyzed as one of the secondary efficacy endpoints, and the difference from placebo for this endpoint was not statistically significant.

Glaxo conducted a Phase III clinical study (Study 001) of Entereg® in POI in Europe, Australia and New Zealand. Our NDA was amended in April 2005 to include data from Study 001. In this study, the difference from placebo in the primary endpoint, GI3, was not statistically significant in either the 6 mg or 12 mg treatment groups.

These results may make it more difficult to achieve regulatory approval of Entereg®.

Additionally, while our NDA includes data from both the 6 mg and 12 mg treatment groups, we have requested approval for the 12 mg treatment group. The FDA may not grant such approval.

Unfavorable results or adverse safety findings from any clinical study will adversely affect our ability to obtain regulatory approval for Entereg®.

We and Glaxo expect to continue to clinically evaluate Entereg® in both acute and chronic conditions. Glaxo has initiated Phase III clinical testing in OBD. We are conducting, or planning to conduct, additional studies of Entereg® in the United States. Unfavorable results in any study may adversely affect our ability to obtain FDA or other regulatory approval of Entereg®, and even if approved, may adversely affect market acceptance for Entereg®.

The most frequent adverse events in both the placebo and treatment groups in study POI 14CL302 were nausea, vomiting and abdominal dystension. The most frequent adverse events in both the placebo and treatment groups in study POI 14CL313 were nausea, vomiting and hypotension. The most frequent adverse events in both the placebo and treatment groups in study POI 14CL306 were nausea, vomiting and constipation. The most frequent adverse events in both the placebo and treatment groups in study POI 14CL308 were nausea, vomiting and pruritis. The most frequent adverse events in both placebo and treatment groups in study POI 14CL314 were nausea, vomiting and abdominal distention.

Additional clinical trials of Entereg®, conducted by us or our collaborator, Glaxo, could produce undesirable or unintended side effects that have not been evident in our clinical trials conducted to date. In addition, in patients who take multiple medications, drug interactions with Entereg® could occur that can be difficult to predict. Our

Entereg® clinical trials are testing whether Entereg® is able to selectively block the effects of narcotic analgesics in the GI tract, and they are subject to the risk that the use of Entereg® with narcotic analgesics may result in unexpected toxicity, or increase the side effects associated with the individual products to an unacceptable level, or interfere with the efficacy of the narcotic analgesic. In addition, assessing clinical trial results of Entereg® in combination with narcotic analgesics may add to the complexity of interpreting the study results. These events, among others, may make it more difficult for us to obtain regulatory approval for Entereg®.

Entereg® may not be successfully developed for chronic use.

Results from the clinical studies conducted to date in OBD are not necessarily indicative of the results that may be obtained in further studies, or in clinical studies in the POI indication. Phase III clinical testing of Entereg® in OBD began in September 2005, and these studies may not be successful. The long-term animal toxicity studies necessary to support further development of Entereg® for chronic use are on-going. Adverse safety findings in these long-term animal toxicity studies could adversely affect our prospects for Entereg®, including its prospects for use in POI.

In the Phase IIa study in chronic constipation, there were no statistically significant differences from placebo for any dose of Entereg® in the primary or secondary endpoints, or in the key sub groups. There are currently no additional clinical studies of Entereg® in this indication in development.

If we are unable to commercialize Entereg®, our ability to generate revenues will be impaired and our business will be harmed.

We have not yet commercialized any products or technologies, and we may never do so. If Entereg® is not approved by the FDA, our ability to achieve revenues from product sales will be impaired and our stock price will be materially and adversely affected. FDA approval is contingent on many factors, including clinical trial results and the evaluation of those results. Even if Entereg® is approved by the FDA for marketing, we will not be successful unless Entereg® gains market acceptance. The degree of market acceptance of Entereg® will depend on a number of factors, including:

•	the breadth of the indication for which Entereg® may receive approval;

•	the establishment and demonstration in the medical community of the safety and clinical efficacy of Entereg® and its potential advantages over competitive products; and

•	pricing and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

Physicians, patients, payors or the medical community in general may be unwilling to accept, utilize or recommend Entereg®.

Patient enrollment may be slow and patients may discontinue their participation in clinical studies, which may negatively impact the results of these studies, and extend the timeline for completion of our and our collaborator’s development programs for our product candidates.

The time required to complete clinical trails is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including:

•	the size of the patient population;

•	the nature of the clinical protocol requirements;

•	the diversion of patients to other trials or marketed therapies;

•	the ability to recruit and manage clinical centers and associated trials;

•	The proximity of patients to clinical sites; and

•	The patient eligibility criteria for the study.

We are subject to the risk that patients enrolled in our and our collaborator’s clinical studies for our product candidates may discontinue their participation at any time during the study as a result of a number of factors, including, withdrawing their consent or experiencing adverse clinical events which may or may not be related to our product candidates under evaluation. We are subject to the risk that if a large number of patients in any one of our studies discontinue their participation in the study, the results from that study may not be positive or may not support an NDA for regulatory approval of our product candidates.

In clinical study POI 14CL302, discontinuation rates were 21%, 16%, and 27% in the placebo group, 6 mg dose group and 12 mg dose group, respectively. This resulted in fewer efficacy evaluable patients in the placebo and 12 mg treatment groups compared to the 6 mg treatment group. Following the analysis of study POI 14CL302, we increased enrollment in studies POI 14CL313 and POI 14CL308, with the objective of potentially increasing the number of efficacy evaluable patients in each dose group in those studies. In study POI 14CL313 discontinuation rates were 30%, 23% and 19% in the placebo, 6 mg and 12 mg dose groups, respectively. In study POI 14CL308 discontinuation rates were 13%, 14% and 14% in the placebo, 6 mg and 12 mg treatment groups, respectively.

We may suffer significant setbacks in advanced clinical trials, even after promising results in earlier trials.

Product candidates that appear to be promising at earlier stages of development may not reach the market or be marketed successfully for a number of reasons, including, but not limited to, the following:

•	researchers may find during later preclinical testing or clinical trials that the product candidate is ineffective or has harmful side effects;

•	the number and types of patients available for extensive clinical trials may vary;

•	new information about the mechanisms by which a drug candidate works may adversely affect its development;

•	one or more competing products may be approved for the same or a similar disease condition, raising the hurdles to approval of the product candidate;

•	the product candidate may fail to receive necessary regulatory approval or clearance; or

•	competitors may market equivalent or superior products.

Our stock price may be volatile, and your investment in our stock could decline in value.

The market price for our common stock has been highly volatile and may continue to be highly volatile in the future. For example, since January 1, 2005, the closing price of our common stock reached a low of $8.09 per share on February 17, 2005 and a high of $24.42 per share on February 9, 2006.

The market price for our common stock is highly dependent on the success of our product development efforts, and in particular, clinical trial results and regulatory review results.

The following additional factors may have a significant impact on the market price of our common stock:

•	developments concerning our collaborations, including our collaboration with Glaxo;

•	announcements of technological innovations or new commercial products by our competitors or us;

•	developments concerning proprietary rights, including patents;

•	publicity regarding actual or potential medical results relating to products under development by our competitors or us;

•	regulatory developments in the United States and foreign countries;

•	litigation;

•	economic and other external factors or other disasters or crises;

•	period-to-period fluctuations in our financial results; and

•	the general performance of the equity markets and, in particular, the biopharmaceutical sector of the equity markets.

Following periods of volatility and decline in the market price of a particular company’s securities, securities class action litigation has often been brought against that company.

We have been named in a purported class action lawsuit and related derivative lawsuits.

On April 21, 2004, a lawsuit was filed in the United States District Court for the Eastern District of Pennsylvania against us, one of our directors and certain of our officers seeking unspecified damages on behalf of a putative class of persons who purchased our common stock between September 23, 2003 and January 14, 2004. The complaint alleges violations of Section 10(b) and section 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), in connection with the announcement of the results of certain studies in our Phase III clinical trials for Entereg®, which allegedly had the effect of artificially inflating the price of our common stock. This suit has been consolidated with three subsequent actions asserting similar claims under the caption: In re Adolor Corporation Securities Litigation, No. 2:04-cv-01728. On December 29, 2004, the district court issued an order appointing the Greater Pennsylvania Carpenters’ Pension Fund as Lead Plaintiff. The appointed Lead Plaintiff filed a consolidated amended complaint on February 28, 2005. The Complaint purported to extend the class period, so as to bring claims on behalf of a putative class of Adolor shareholders who purchased stock between September 23, 2003 and December 22, 2004. The Complaint also adds as defendants our Board of Directors asserting claims against them and the other defendants for violation of Section 11 and Section 15 of the Securities Act of 1933 in connection with our public offering of stock in November 2003. We and our management and director defendants moved to dismiss the Complaint on April 29, 2005. The plaintiffs responded to the motion to dismiss on June 28, 2005, and the defendants’ reply was filed on August 12, 2005. We believe that the allegations are without merit and intends to vigorously defend the litigation.

On August 2, 2004, two shareholder derivative lawsuits were filed in the United States District Court for the Eastern District of Pennsylvania, purportedly on behalf of us, against our directors and certain of our officers seeking unspecified damages for various alleged breaches of fiduciary duty and waste. The allegations are similar to those set forth in the class action complaints, involving the announcement of the results of certain studies in our Phase III clinical trials for Entereg®. On November 12, 2004, the Derivative Plaintiff filed an amended Complaint. On December 13, 2004, we filed a motion challenging the standing of the Derivative Plaintiff to file the derivative litigation on its behalf. On December 13, 2004, our directors and officers moved to dismiss the Complaint for failure to state a claim. Plaintiffs responded to the Company’s and our directors’ and officers’ motions on January 27, 2005. We and our directors and officers filed reply briefs on February 18, 2005.

We may become involved in additional litigation of this type in the future. Litigation of this type is often extremely expensive, highly uncertain and diverts management’s attention and resources.

If we continue to incur operating losses for a period longer than anticipated, we may be unable to continue our operations.

We believe our existing cash, cash equivalents and short-term investments as of September 30, 2005 of approximately $118.8 million will be sufficient to fund operations into 2007. We have generated operating losses since we began operations in November 1994. We expect to continue to generate such losses and will need additional funds that may not be available in the future. We have no products that have generated any revenue, and as of September 30, 2005, we have incurred a cumulative net loss of approximately $290.9 million. During the calendar years ended December 31, 2004 and 2003, we incurred operating losses of approximately $46.1 million and $53.6 million, respectively, and net losses of approximately $43.6 million and $51.2 million, respectively. During the nine month period ended September 30, 2005, we incurred operating losses of approximately $43.5 million and net losses of approximately $41.0 million. We expect to incur substantial losses for at least the next several years and expect that these losses will increase as we expand our research and development and sales and marketing activities. If we fail to obtain the capital necessary to fund our operations, we will be forced to curtail our operations and we will be unable to develop products successfully. We do not know whether additional financing will be available when needed, or that, if available, we will obtain financing on terms favorable to our stockholders or to us. If adequate funds are not available on acceptable terms, our ability to fund our operations, products or technologies or otherwise respond to competitive pressures could be significantly delayed or limited, and we may have to reduce or cease our operations. If additional funds become available there can be no assurance that we can predict the time and costs required to complete development programs or that we will not substantially exceed our budgets.

We are dependent on our collaborators to perform their obligations under our collaboration agreements.

In April 2002, we and Glaxo entered into a collaboration agreement for the exclusive worldwide development and commercialization of Entereg® for certain indications. We and Glaxo agreed to develop Entereg® for a number of indications, both acute and chronic, which would potentially involve the use of Entereg® in in-patient and out-patient settings. In the United States, we have the right to co-develop and to co-promote Entereg® with Glaxo, and share development expenses and commercial returns, if any, pursuant to contractually agreed percentages. We have overall responsibility for the development of acute care indications such as POI, and Glaxo has overall responsibility for the development of chronic care indications such as OBD. We and Glaxo are required to use commercially reasonable efforts to develop the indications for which we and they are respectively responsible. We and Glaxo have established numerous joint committees to collaborate in the development of Entereg®. These committees meet at regularly scheduled intervals. We depend on Glaxo to provide us with substantial assistance and expertise in the development of Entereg®. Any failure of Glaxo to perform its obligations under our agreement could negatively impact our product candidate, Entereg®, and could lead to our loss of potential revenues from product sales and milestones that may otherwise become due under our collaboration agreement and would delay our achievement, if any, of profitability. Glaxo has extensive experience in the successful commercialization of product candidates which would be difficult for us to replace if the collaboration agreement was not in place. In the near term, our success will largely depend upon the success of our collaboration with Glaxo to further develop Entereg® and our success in obtaining regulatory approval to commercialize Entereg®.

The term of the collaboration agreement varies depending on the indication and the territory. The term of the collaboration agreement for the POI indication in the United States is ten years from the first commercial sale of Entereg® in that indication, if any. Generally, the term for the OBD indication in the United States is fifteen years from the first commercial sale of Entereg® in that indication, if any. In the rest of the world, the term is generally fifteen years from the first commercial sale of Entereg®, if any, on a country-by-country and indication-by-indication basis.

Glaxo has certain rights to terminate the collaboration agreement. Glaxo also has the right to terminate its rights and obligations with respect to the acute-care indications, or its rights and obligations for the chronic-care indications. Glaxo has the right to terminate the collaboration agreement for breach of the agreement by us or for safety related reasons as defined in the collaboration agreement. Glaxo’s rights to terminate the acute-care indications or the chronic-care indications are generally triggered by failure to achieve certain milestones within certain timeframes, adverse product developments or adverse regulatory events. For example, because the POI product has not been commercially sold as of December 31, 2005, Glaxo now possesses the right to terminate the collaboration agreement with respect to the POI product and the other products defined as the Adolor Products under the collaboration agreement. If Glaxo terminates the collaboration agreement, we may not be able to find a new collaborator to replace Glaxo, and our business will be adversely affected.

Our corporate collaborators, including Glaxo, may determine not to proceed with one or more of our drug discovery and development programs. If one or more of our corporate collaborators reduces or terminates funding, we will have to devote additional internal resources to product development or scale back or terminate some development programs or seek alternative corporate collaborators.

We have limited commercial manufacturing capability and expertise. If we are unable to contract with third parties to manufacture our products in sufficient quantities, at an acceptable cost and in compliance with regulatory requirements, we may be unable to obtain regulatory approvals, or to meet demand for our products.

Completion of our clinical trials and commercialization of our product candidates require access to, or development of, facilities to manufacture a sufficient supply of our product candidates. We have depended and expect to continue to depend on third parties for the manufacture of our product candidates for preclinical, clinical and commercial purposes. We may not be able to contract for the manufacture of sufficient quantities of the products we develop, or even to meet our needs for pre-clinical or clinical development. Our products may be in competition with other products for access to facilities of third parties and suitable alternatives may be unavailable. Consequently, our products may be subject to delays in manufacture if outside contractors give other products greater priority than our products. It is difficult and expensive to change contract manufacturers for pharmaceutical products, particularly when the products are under regulatory review in an NDA process. Our dependence upon others for the manufacture of our products may adversely affect our future profit margin and our ability to commercialize products, if any are approved, on a timely and competitive basis.

To receive regulatory approval for Entereg®, our contract manufacturers will be required to obtain approval for their manufacturing facilities to manufacture Entereg®, and there is a risk that such approval may not be obtained. We are required to submit, in an NDA, information and data regarding chemistry, manufacturing and controls which satisfies the FDA that our contract manufacturers are able to make Entereg® in accordance with current Good Manufacturing Practices (“cGMP”). Under cGMPs, we and our manufacturers will be required to manufacture our products and maintain records in a prescribed manner with respect to manufacturing, testing and quality control activities. We are dependent on our third party manufacturers to comply with these regulations in the manufacture of our products and these parties may have difficulties complying with cGMPs. The failure of any third party manufacturer to comply with applicable government regulations could substantially harm and delay or prevent regulatory approval and marketing of Entereg®.

We maintain a relationship with Torcan Chemical Ltd. for the supply of the active pharmaceutical ingredient (“API”) in Entereg®. We also maintain a relationship with Girindus AG as an additional supplier of API for Entereg®. We maintain a relationship with Pharmaceutics International Inc. for the supply of Entereg® finished capsules, and a relationship with Sharp Corporation for the packaging of Entereg® finished capsules. We also rely upon these parties for the performance of scale-up and other development activities, and for the maintenance and testing of product pursuant to applicable stability programs.

Clinical trials in our Phase III Entereg® program use drug product incorporating active pharmaceutical ingredient manufactured by two different contract manufacturing facilities, one of which is no longer in business. Our efforts to obtain regulatory approval for Entereg® may be impaired as a result of using material from two different contract manufacturing facilities.

We also expect to depend on third parties to manufacture product candidates we may acquire or in-license, including the sterile lidocaine patch product we in-licensed from EpiCept. We have no experience in manufacturing sterile lidocaine patch products and will need to develop our own internal capabilities and external relationships in that regard. We maintain a relationship with Corium International, Inc. under which Corium will engage in a development program to develop and scale up production of a sterile lidocaine patch product.

If we are unable to fully develop sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to commercialize products.

We currently have no distribution capability and limited sales and marketing capabilities. In order to commercialize products, if any are approved, we must internally develop sales, marketing and distribution capabilities or make arrangements with third parties to perform these services. If we obtain regulatory approval, we intend to sell some products directly in certain markets and rely on relationships with established pharmaceutical companies to sell products in certain markets. To sell any of our products directly, we must fully develop a marketing and field force with technical expertise, as well as supporting distribution capabilities. We may not be able to establish in-house sales and distribution capabilities or relationships with third parties. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues may be lower than if we directly marketed and sold our products, and any revenues we receive will depend upon the efforts of third parties, which efforts may not be successful.

We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval and depend on third parties to conduct our clinical trials.

We have limited experience in managing clinical trials, and delays or terminations of clinical trials we are conducting or may undertake in the future could impair our development of product candidates. Delay or termination of any clinical trials could result from a number of factors, including adverse events, enrollment requirements, rate of enrollment, competition with other clinical trials for eligible patients and other factors. We are subject to the risk that subjects enrolled in our clinical studies may discontinue their participation at any time during the study as a result of a number of factors, including, withdrawing their consent or experiencing adverse clinical events which may or may not be judged related to our product candidates under evaluation.

We contract with third parties to conduct our clinical trials, and are subject to the risk that these third parties fail to perform their obligations properly and in compliance with applicable FDA and other governmental regulations. The failure of any third party to comply with any governmental regulations would substantially harm our development efforts and delay or prevent regulatory approval of our product candidates.

Our ability to enter into new collaborations and to achieve success under existing collaborations is uncertain.

We have entered into, and may in the future enter into, collaborative arrangements, including our arrangement with Glaxo, for the marketing, sale and distribution of our product candidates, which require, or may require, us to share profits or revenues. We may be unable to enter into additional collaborative licensing or other arrangements that we need to develop and commercialize our product candidates. Moreover, we may not realize the contemplated benefits from such collaborative licensing or other arrangements. These arrangements may place responsibility on our collaborative partners for preclinical testing, human clinical trials, the preparation and submission of applications for regulatory approval, or for marketing, sales and distribution support for product commercialization. These arrangements may also require us to transfer certain material rights or issue our equity securities to corporate partners, licensees and others. Any license or sublicense of our commercial rights may reduce our product revenue. Moreover, we may not derive any revenues or profits from these arrangements.

We cannot be certain that any of these parties, including Glaxo, will fulfill their obligations in a manner consistent with our best interests. Collaborators may also pursue alternative technologies or drug candidates, either on their own or in collaboration with others, that are in direct competition with us.

Our quarterly operating results may fluctuate significantly depending on the initiation of new corporate collaboration agreements, the activities under current corporate collaboration agreements or the termination of existing corporate collaboration agreements.

We may not be able to successfully develop in-licensed product candidates, which could prevent us from commercializing any such candidates.

We intend to explore opportunities to expand our product portfolio by acquiring or in-licensing products and/or product development candidates. In July 2003, we entered into an agreement with EpiCept, under which we obtained exclusive rights to develop and commercialize in North America a sterile lidocaine patch which is being developed for the management of postoperative incisional pain. Although we conduct extensive evaluations of product candidate opportunities as part of our due diligence efforts, there can be no assurance that our product development efforts related thereto will be successful or that we will not become aware of issues or complications that will cause us to alter, delay or terminate our product development efforts.

Additionally, while we have built certain capabilities as an organization in executing the development plan for Entereg®, in-licensed products may require capabilities and expertise which we may not possess, and there is no assurance that we may be able to develop or acquire these capabilities. If we do not develop or acquire these capabilities, we may not be able to commercialize our in-licensed products and technologies.

Because our product candidates are in development, there is a high risk that further development and testing will demonstrate that our product candidates are not suitable for commercialization.

We have no products that have received regulatory approval for commercial sale. All of our product candidates, including Entereg®, are in development, and we face the substantial risks of failure inherent in developing drugs based on new technologies. Our product candidates must satisfy rigorous standards of safety and efficacy before the FDA and foreign regulatory authorities will approve them for commercial use. To satisfy these standards, we will need to conduct significant additional research, animal testing, or preclinical testing, and human testing, or clinical trials.

Preclinical testing and clinical development are long, expensive and uncertain processes. Failure can occur at any stage of testing. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. Based on results at any stage of clinical trials, we may decide to discontinue development of our product candidates.

The concept of developing peripherally acting opioid antagonist drugs is relatively new and may not lead to commercially successful drugs.

Peripherally acting compounds given to patients as potential drugs are designed to exert their effects outside the brain and spinal cord, in contrast to centrally acting compounds which are designed to exert their effects on the brain or spinal cord. We are developing Entereg® as a peripherally acting opioid antagonist. An opioid antagonist is designed to block the effects of the opioid at the receptor level; in the case of Entereg®, it is designed to block the unwanted effects of opioid analgesics on the gastrointestinal tract. Since there are no products on the market comparable to our product candidates, we do not have any historical or comparative sales data to rely upon to indicate that peripherally acting opioid antagonist drugs will achieve commercial success in the marketplace. Market acceptance of our product candidates will depend on a number of factors, including:

•	perceptions by members of the health care community, including physicians, of the safety and efficacy of our product candidates;

•	cost-effectiveness of our product candidates relative to competing products;

•	the availability of government or third-party payor reimbursement for our product candidates; and

•	the effectiveness of marketing and distribution efforts by us and our collaborators.

Other products that are currently sold for pain management are already recognized as safe and effective and have a history of successful sales in the United States and elsewhere. Our new products in this area, if any, will be competing with drugs that have been approved by the FDA and have demonstrated commercial success in the United States and elsewhere.

Reduction in the use of opioid analgesics would therefore reduce the potential market for Entereg®.

If the use of drugs or techniques which reduce the requirement for mu-opioids increases, the demand for Entereg® would be decreased. Various techniques to reduce the use of opioids are used in an attempt to reduce the impact of opioid side effects. The use of local anesthetics in epidural catheters during and after surgery with the continuation of the epidural into the post-operative period can reduce or eliminate the use of opioids. Non-steroidal inflammatory agents may also reduce total opioid requirements. Continuous infusion of local anesthetic into a wound or near major nerves can reduce the use of opioids in limited types of procedures and pain states. Novel analgesics which act at non-mu-opioid receptors are under development. Many companies have developed and are developing analgesic products that compete with opioids or which, if approved, would compete with opioids. If these analgesics reduce the use of opioids, it would have a negative impact on the potential market for Entereg®.

If competitors develop and market products that are more effective, have fewer side effects, are less expensive than our product candidates or offer other advantages, our commercial opportunities will be limited.

Other companies have product candidates in development to treat the conditions we are seeking to ultimately treat and they may develop effective and commercially successful products. Our competitors may succeed in developing products either that are more effective than those that we may develop, or that they market before we market any products we may develop.

We believe that Progenics Pharmaceuticals, Inc. is developing methylnaltrexone for the treatment of indications like those being targeted by Adolor in both the acute and chronic settings. There are products already on the market for use in treating irritable bowel syndrome which may be evaluated for utility in opioid induced bowel dysfunction. There may be additional competitive products about which we are not aware. If our competitors are able to reach the commercial market before we are, this could have a material adverse effect on our ability to reach the commercial market and sell our products.

Our competitors include fully integrated pharmaceutical companies and biotechnology companies, universities and public and private research institutions. Many of the organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals, and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to:

•	attract qualified personnel;

•	attract partners for acquisitions, joint ventures or other collaborations; and

•	license proprietary technology.

Our Delta agonist IND has been put on clinical hold by the FDA.

We submitted an IND to the FDA in December 2005 for our novel Delta agonist product candidate, ADL5859. In January 2006 we announced the FDA requested additional preclinical safety studies and additional information regarding our proposed Phase I protocol. Until this data is compiled and submitted and the clinical hold removed by the FDA, we will be unable to initiate human clinical trials on this compound.

The additional preclinical studies and Phase I protocol data and information we are able to provide may not be adequate for the FDA to remove the clinical hold on the ADL 5859 IND. Even if we are able to provide adequate data to the FDA to remove the clinical hold, we may not be successful in our Delta agonist development program. To date there are no selective Delta agonists approved by the FDA. Development of Delta agonists may not lead to commercially successful drugs.

Our business could suffer if we cannot attract, retain and motivate skilled personnel and cultivate key academic collaborations.

We are a small company, and our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel. Our Chief Executive Officer is serving on an interim basis and we have commenced a search for a replacement CEO. We may not be successful in attracting a qualified individual to us. Our success also depends on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition for personnel and academic collaborations is intense. In particular, our product development programs depend on our ability to attract and retain highly skilled chemists, biologists and clinical development personnel. If we lose the services of any of these personnel it could impede significantly the achievement of our research and development objectives. In addition, we will need to hire additional personnel and develop additional academic collaborations as we continue to expand our research and development activities. We do not know if we will be able to attract, retain or motivate personnel or maintain relationships. We do not maintain key man life insurance on any of our employees.

Companies and universities that have licensed technology and product candidates to us are sophisticated entities that could develop similar products to compete with products we hope to develop.

Licensing product candidates from other companies, universities, or individuals does not prevent such parties from developing competitive products for their own commercial purposes, nor from pursuing patent protection in areas that are competitive with us. The individuals who created these technologies are sophisticated scientists and business people who may continue to do research and development and seek patent protection in the same areas that led to the discovery of the product candidates that they licensed to us. The development and commercialization by us of successful products is also likely to attract additional research by our licensors and by other investigators who have experience in developing products for the pain management market. By virtue of their previous research activities, these companies, universities, or individuals may be able to develop and market competitive products in less time than might be required to develop a product with which they have no prior experience.

If we breach our licensing agreements, we will lose significant benefits and may be exposed to liability for damages.

We may breach our license agreements and may thereby lose rights that are important. We are subject to various obligations with respect to license agreements, including development responsibilities, royalty and other payments and regulatory obligations. If we fail to comply with these requirements or otherwise breach a license agreement or contract, the licensor or other contracting party may have the right to terminate the license or contract in whole or in part or change the exclusive nature of the arrangement. In such event we would not only lose all or part of the benefit of the arrangement but also may be exposed to potential liabilities for breach in the form of damages or other penalties.

Because we are not certain we will obtain necessary regulatory approvals to market our products in the United States and foreign jurisdictions, we cannot predict whether or when we will be permitted to commercialize any of our products.

The pharmaceutical industry is subject to stringent regulation by a wide range of authorities. We cannot predict whether we will obtain regulatory clearance for any product candidate we develop. We cannot market a pharmaceutical product in the United States until it has completed rigorous preclinical testing and clinical trials and the FDA’s extensive regulatory premarket approval process. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources for research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use. Since neither the FDA nor international regulatory authorities have approved peripherally restricted narcotic antagonist drugs for marketing, there is additional uncertainty as to whether our research and clinical approaches to developing new products for the pain management market will lead to drugs that the FDA will consider safe and effective for indicated uses. Before receiving FDA approval to market a product, we must demonstrate that the product candidate is safe and effective in the patient population that is intended to be treated. Outside the United States, our ability to market a product is also contingent upon receiving a marketing authorization from the appropriate regulatory authorities, and is subject to similar risks and uncertainties.

We do not know whether our current or future preclinical and clinical studies will demonstrate sufficient safety and efficacy necessary to obtain the requisite regulatory approvals, or will result in marketable products.

Any failure to adequately demonstrate the safety and efficacy of our product candidates will prevent receipt of FDA and foreign regulatory approvals and, ultimately, commercialization of our product candidates. Regulatory authorities may refuse or delay approval as a result of many other factors, including changes in regulatory policy during the period of product development and regulatory interpretations of clinical benefit and clinical risk. Regulatory clearance that we may receive for a product candidate will be limited to those diseases and conditions for which we have demonstrated in clinical trials that the product candidate is safe and efficacious. Even if we receive regulatory approval for our product candidates we must comply with applicable FDA post marketing regulations governing manufacturing, promotion, labeling, and reporting of adverse events and other information, as well as other regulatory requirements. Failure to comply with applicable regulatory requirements could subject us to criminal penalties, civil penalties, recall or seizure of products, withdrawal of marketing approval, total or partial suspension of production or injunction, as well as other regulatory actions against our product or us.

If we market products in a manner that violates health care fraud and abuse laws, we may be subject to civil or criminal penalties.

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal health care fraud and abuse laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include antikickback statutes and false claims statutes.

The federal health care program antikickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease or order of any health care item or service reimbursable under Medicare, Medicaid, or other federally financed health care programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from antikickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several pharmaceutical and other health care companies have been prosecuted under these laws for a variety of alleged promotional and marketing activities, such as allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product; reporting to pricing services inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in off-label promotion that caused claims to be submitted to Medicaid for non-covered off-label uses; and submitting inflated best price information to the Medicaid Rebate Program to reduce liability for Medicaid Rebates. The majority of states also have statutes or regulations similar to the federal antikickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment.

Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

The federal Controlled Substances Act might impose significant restrictions, licensing and regulatory requirements on the manufacturing, distribution and dispensing of certain of our product candidates.

The federal Controlled Substances Act imposes significant restrictions, licensing and regulatory requirements on the manufacturing, distribution and dispensing of controlled substances. Therefore, we must determine whether the Drug Enforcement Administration (“DEA”) would consider any of our product candidates to be a controlled substance. We believe that it is unlikely that any of our product candidates other than those which may act on the central nervous system may be subject to regulation as controlled substances.

Facilities that conduct research, manufacture or distribute controlled substances must be registered to perform these activities and have the recordkeeping, reporting security, control and accounting systems required by the DEA to prevent loss and diversion. Failure to maintain compliance, particularly as manifested in loss or diversion, can result in significant regulatory action, including civil, administrative or criminal penalties. In addition, individual state laws may also impose separate regulatory restrictions and requirements, including licenses, recordkeeping and reporting. We believe that it is unlikely that any of our product candidates other than those which may act on the central nervous system may be subject to regulation as controlled substances.

We are planning to develop products that contain alvimopan and an opioid. If we proceed with this development we would be required to comply with the restrictions, licensing and regulatory requirements relating to controlled substances.

We may not obtain FDA approval to conduct clinical trials that are necessary to satisfy regulatory requirements.

Clinical trials are subject to oversight by institutional review boards and the FDA and:

•	must conform with the FDA’s good clinical practice regulations;

•	must meet requirements for institutional review board oversight;

•	must meet requirements for informed consent;

•	are subject to continuing FDA oversight; and

•	may require large numbers of test subjects.

Before commencing clinical trials in humans, we must submit to the FDA an Investigational New Drug Application, or IND. The FDA may decide not to permit the clinical trial to go forward. In addition, we, or the FDA, may suspend ongoing clinical trials at any time if the subjects participating in the trials are exposed to unacceptable health risks, or if the FDA finds deficiencies in the IND application or the conduct of the trials.

It is difficult and costly to protect our intellectual property rights, and we cannot ensure the protection of these rights; we may be sued by others for infringing their intellectual property.

Our commercial success will depend in part on obtaining patent protection on our products and successfully defending these patents against third party challenges. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Accordingly, we cannot predict the breadth of claims allowed in our patents or those of our collaborators.

Others have filed and in the future are likely to file patent applications covering products and technologies that are similar, identical or competitive to ours, or important to our business. We cannot be certain that any patent application owned by a third party will not have priority over patent applications filed or in-licensed by us, or that we or our licensors will not be involved in interference proceedings before the United States Patent and Trademark Office.

Although no third party has asserted a claim of infringement against us, others may hold proprietary rights that will prevent our product candidates from being marketed unless we can obtain a license to those proprietary rights. Any patent related legal action against our collaborators or us claiming damages and seeking to enjoin commercial activities relating to our products and processes could subject us to potential liability for damages and require our collaborators or us to obtain a license to continue to manufacture or market the affected products and processes. We cannot predict whether we or our collaborators would prevail in any of these actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. There has been, and we believe that there will continue to be, significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume substantial managerial and financial resources.

We rely on trade secrets to protect technology in cases when we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require employees, academic collaborators and consultants to enter into confidentiality agreements, we may not be able to protect adequately our trade secrets or other proprietary information. Our research collaborators and scientific advisors have rights to publish data and information in which we have rights. If we cannot maintain the confidentiality of our technology and other confidential information in connection with our collaborations, our ability to receive patent protection or protect our proprietary information may be imperiled.

We are a party to various license agreements that give us rights to use specified technologies in our research and development processes. If we are not able to continue to license such technology on commercially reasonable terms, our product development and research may be delayed. In addition, we generally do not fully control the prosecution of patents relating to in-licensed technology, and accordingly are unable to exercise the same degree of control over this intellectual property as we exercise over our internally developed technology.

Our ability to generate revenues will be diminished if we fail to obtain acceptable prices or an adequate level of reimbursement for our products from third-party payors.

Our ability to commercialize pharmaceutical products, alone or with collaborators, may depend in part on the extent to which reimbursement for the products will be available from:

•	government and health administration authorities; or

•	private health insurers and third party payors.

The continuing efforts of government and third-party payors to contain or reduce the costs of health care through various means may limit our commercial opportunity. For example, in some foreign markets, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, we expect that there will continue to be a number of federal and state proposals to implement pharmaceutical pricing and cost control measures under government health care programs such as Medicare and Medicaid. Increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Cost control initiatives could adversely affect our and our collaborator’s ability to commercialize our products, decrease the price that any of our collaborators or we would receive for any products in the future, and may impede patients’ ability to obtain reimbursement under their insurance programs for our products.

If we engage in an acquisition or business combination, we will incur a variety of risks that could adversely affect our business operations or our stockholders.

From time to time we have considered, and we will continue to consider in the future, if and when any appropriate opportunities become available, strategic business initiatives intended to further the development of our business. These initiatives may include acquiring businesses, technologies or products or entering into a business combination with another company. If we do pursue such a strategy, we could, among other things:

•	issue equity securities that would dilute our current stockholders’ percentage ownership;

•	incur substantial debt that may place strains on our operations;

•	spend substantial operational, financial and management resources in integrating new businesses, technologies and products;

•	assume substantial actual or contingent liabilities; or

•	merge with, or otherwise enter into a business combination with, another company in which our stockholders would receive cash or shares of the other company or a combination of both on terms that our stockholders may not deem desirable.

We are not in a position to predict what, if any, collaborations, alliances or other transactions may result or how, when or if these activities would have a material effect on us or the development of our business.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may have to limit or cease commercialization of our products.

The testing and marketing of medical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or cease commercialization of our products. We currently carry clinical trial insurance at a level we believe is commercially reasonable but do not carry product liability insurance. Our corporate collaborators or we may not be able to obtain insurance at a reasonable cost, if at all. There is no assurance that our clinical trial insurance will be adequate to cover claims that may arise.

We enter into various agreements where we indemnify third parties such as manufacturers and investigators for certain product liability claims related to our products. These indemnification obligations may cause us to pay significant sums of money for claims that are covered by these indemnifications.

If we use biological and hazardous materials in a manner that causes injury or violates laws, we may be liable for damages.

Our research and development activities involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We use radioactivity in conducting biological assays and we use solvents that could be flammable in conducting our research and development activities. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. We do not maintain a separate insurance policy for these types of risks. In the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could be significant.

Certain provisions of our charter documents and under Delaware law may make an acquisition of us, which may be beneficial to our stockholders, more difficult.

Provisions of our amended and restated certificate of incorporation and restated by-laws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders.

We have shares of our common stock and preferred stock available for future issuance without stockholder approval. The existence of unissued common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, which would protect the continuity of our management.

Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes, with the term of one such class expiring each year, and we have eliminated the ability of our stockholders to consent in writing to the taking of any action pursuant to Section 228 of the Delaware General Corporation Law.

In addition, we adopted a shareholder rights plan, the effect of which may be to make an acquisition of the company more difficult.

Under our collaboration agreement with Glaxo, there are certain limitations on Glaxo’s ability to acquire our securities. During and for one year after the term of the collaboration agreement, Glaxo and its affiliates will not, alone or with others, except as permitted under limited circumstances:

•	acquire or agree to acquire, directly or indirectly, any direct or indirect beneficial ownership or interest in any of our securities or securities convertible into or exchangeable for any of our securities;

•	make or participate in any solicitation of proxies to vote in connection with us;

•	form, join or in any way participate in a group with respect to our voting securities;

•	acquire or agree to acquire, directly or indirectly, any of our assets or rights to acquire our assets, unless we are selling those assets at that time; or

•	otherwise seek to change the control of us or propose any matter to be voted on by our stockholders or nominate any person as a director of us who is not nominated by the then incumbent directors.

These limitations make it more difficult for Glaxo to acquire us, even if such an acquisition would benefit our stockholders. The limitations on Glaxo do not prevent Glaxo, among other things, from acquiring our securities in certain circumstances following initiation by a third party of an unsolicited tender offer to purchase more than a certain percentage of any class of our publicly traded securities.

New investors will experience immediate and substantial dilution.

If the purchase price of the shares of common stock offered by this prospectus and any supplemental prospectus or other offering material is substantially higher than the unaudited pro forma tangible book value of our outstanding equity shares, then investors who purchase shares in such an offering will experience immediate and substantial dilution in the tangible net book value of their investment.

USE OF PROCEEDS

Except as otherwise provided in a prospectus supplement or other offering material, we will use the net proceeds from the sale of the common stock for general corporate purposes, which may include increasing our working capital, acquisitions, in-licensing of products or technologies and capital expenditures. When shares of our common stock are offered, the prospectus supplement or other offering material relating to that offering will set forth our intended use of the net proceeds received from the sale of those securities. Pending the application of the net proceeds for these purposes, we expect to invest the proceeds in short-term, interest-bearing instruments or other investment-grade securities.

GENERAL DESCRIPTION OF SECURITIES

We, directly or through agents, dealers or underwriters designated from time to time, may offer, issue and sell, together or separately, up to 6,000,000 shares of our common stock, par value $0.0001 per share.

When shares of our common stock are offered, a supplement to this prospectus or other offering material will be delivered with this prospectus, which will set forth the terms of the offering and sale of the offered securities, as well as a complete description of the common stock to be offered pursuant to the prospectus supplement or other offering material. The summary description of common stock included in this prospectus is not meant to be a complete description.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 99,000,000 shares of common stock, $0.0001 par value, and 1,000,000 shares of undesignated preferred stock, $0.01 par value. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and restated bylaws, which we have included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

As of December 31, 2005, there were 39,106,362 shares of our common stock outstanding.

The holders of our common stock are entitled to such dividends as our board of directors may declare from legally available funds. The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. Our amended and restated certificate of incorporation does not provide for cumulative voting. No holder of our common stock will have any preemptive right to subscribe for any shares of capital stock issued in the future under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our restated bylaws.

Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment of creditors and subject to prior distribution rights of our preferred stock, if any. All of the outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

As of December 31, 2005, no shares of our preferred stock were outstanding. Our amended and restated certificate of incorporation provides that our board of directors may by resolution establish one or more classes or series of preferred stock having the number of shares and relative voting rights, designation, dividend rates, liquidation, and other rights, preferences, and limitations as may be fixed by them without further stockholder approval. The holders of our preferred stock may be entitled to preferences over common stockholders with respect to dividends, liquidation, dissolution, or our winding up in such amounts as are established by the resolutions of our board of directors issuing such shares.

The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the holders and may adversely affect voting and other rights of holders of our common stock. In addition, issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock.

Shareholder Rights Plan. Our board of directors adopted a Shareholder Rights Plan (the “Plan”) in February 2001. Under the Plan, preferred stock purchase rights (each, a “Right”) were distributed as a dividend at the rate of one Right for each share of common stock outstanding as of the close of business on February 20, 2001 and automatically attach to shares issued thereafter. Each Right entitles the holder to purchase one ten-thousandth of a share of our newly created Series A Junior Participating Preferred Stock at an exercise price of $155.00 (the Exercise Price) per Right. In general, the Rights will be exercisable if a person or group (“Acquiring Person”) becomes the beneficial owner of 15% or more of our outstanding common stock or announces a tender offer for 15% or more of our common stock. When the Rights become exercisable, a holder, other than the Acquiring Person, will have the right to receive upon exercise common stock having a value equal to two times the Exercise Price of the Right. Our board of directors will in general be entitled to redeem the Rights for $.0001 per Right at any time prior to the occurrence of the stock acquisition events described above. If not redeemed, the Rights will expire on February 19, 2011.

Options

As of September 30, 2005, options granted under the Amended and Restated 1994 Equity Compensation Plan (the “1994 Plan”) and under the 2003 Stock-Based Incentive Compensation Plan (the “2003 Plan”) to purchase a total of 4,955,818 shares of our common stock were outstanding at a weighted average exercise price of $13.32. There are 1,448,760 shares of our common stock available for award under the 1994 Plan and the 2003 Plan.

Anti-takeover provisions

Section 203 of the Delaware General Corporation Law; Certain Anti Takeover, Limited Liability and Indemnification Provisions

We are subject to Section 203 of the Delaware General Corporation Law, which regulates acquisitions of Delaware corporations. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person becomes an interested stockholder, unless:

•	our board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;

•	upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

•	on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person who, together with the person’s affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.

Board of Directors

Our amended and restated certificate of incorporation provides for the board of directors to be divided into three classes, with the term of one such class expiring each year. Our amended and restated certificate of incorporation and bylaws provide that our board of directors has the authority to determine the number of directors to constitute the board. Further, subject to the rights of the holders of any series of our preferred stock, if any, our amended and restated certificate of incorporation and restated bylaws authorize our board of directors to elect additional directors under specified circumstances and fill any vacancies that occur in our board of directors by reason of death, resignation, removal, or otherwise. A director so elected by our board of directors to fill a vacancy or a newly created directorship holds office until the next election of the class for which such director has been chosen and until his or her successor is elected and qualified. Subject to the rights of the holders of any series of our preferred stock, if any, our amended and restated certificate of incorporation and restated bylaws also provide that directors may be removed only for cause and only by the affirmative vote of holders of a majority of the combined voting power of our then outstanding stock. The effect of these provisions is to preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of our board of directors by filling the vacancies created by such removal with its own nominees.

Shareholder Rights Plan

In February 2001, our board of directors adopted a shareholder rights plan designed to encourage parties seeking to acquire us to negotiate with and seek the approval of our board of directors. In connection with the rights plan, the board of directors declared a dividend of one preferred share purchase right for each outstanding share of common stock outstanding on February 20, 2001 to the stockholders of record on that date. Each right entitles the registered holder to purchase one ten-thousandth of a share of Series A Junior Participating preferred stock, par value $0.01 per share, at a price of $155.00 per one one-hundredth of a preferred share, subject to adjustment. The description and terms of the share purchase rights are set forth in a rights agreement between Adolor and a rights agent, a copy of the form of which is filed as an exhibit to the registration statement of which this prospectus is a part.

The board of directors are entitled to redeem the rights for $.00001 per right at any time prior to the occurrence of certain business combinations. If not redeemed, the rights will expire on February 19, 2011.

We cannot redeem the preferred shares purchasable upon exercise of the rights. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $100 per share but will be entitled to an aggregate dividend of 10,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares will be entitled to a preferential liquidation payment of $100 per share but will also be entitled to receive, in the aggregate, a liquidation payment equal to 10,000 times the payment made per share of common stock. Each preferred share will have 10,000 votes, voting together with the common stock. In the event of any merger, consolidation or other transaction in which shares of common stock is exchanged for or converted into other stock or securities, cash or other property, each share of preferred stock would be entitled to receive 10,000 times the amount received per share of common stock. Finally, the preferred stock issuable upon exercise of the rights will be non-redeemable and would rank junior to any other series of our preferred stock (except any other outstanding preferred stock associated with a rights plan maintained by us). These rights are subject to adjustment in the event of a stock dividend on the common stock or a subdivision, combination or consolidation of the common stock.

In the event any person becomes the beneficial owner of 15% or more of our outstanding common stock, each holder of a share purchase right shall thereafter have a right to receive, upon exercise thereof at the then current aggregate exercise price, in lieu of preferred shares, such number of shares of our common stock having a current aggregate market price equal to twice the current aggregate exercise price.

In the event that at any time after there is a beneficial owner of 15% or more of our outstanding common stock, we are acquired in certain mergers or other business combination transactions or 50% or more of our assets or earning power and our subsidiaries, taken as a whole, are sold, holders of the rights will thereafter have the right to receive, upon exercise thereof at the then current aggregate exercise price, such number of shares of common stock of the acquiring company or, in certain cases, one of its affiliates, having a current aggregate market price equal to twice the current aggregate exercise price.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us pursuant to an offer that is not approved by the board of directors, unless the rights have been redeemed. However, the rights should not interfere with any tender offer or merger approved by the board because the board of directors may redeem the rights or approve an offer at any time prior to such time as any person becomes the beneficial owner of 15% or more of the outstanding common stock.

Indemnification

There are, in our amended and restated certificate of incorporation and restated bylaws, provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law and (ii) indemnify our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

Restated Bylaws

Our bylaws are subject to adoption, amendment, alteration, repeal, or rescission either by our board of directors by a vote of a majority of all directors in office, without the assent or vote of our stockholders, or by the affirmative vote of the holders of a majority of the outstanding shares of voting securities.

Written Consent of Stockholders

Under provisions of the Delaware General Corporation Law, any action required or permitted to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing setting forth the action so taken are signed by holders of outstanding stock having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and are delivered to us. Our amended and restated certificate of incorporation does not permit our stockholders to consent in writing to the taking of any action. Under our restated bylaws, a special meeting of stockholders may be called by the holders of a majority of the outstanding shares of common stock entitled to vote at the meeting.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is StockTrans, Inc. The Transfer Agent’s address is 44 West Lancaster Avenue, Ardmore, Pennsylvania 19003, and its telephone number is (610) 649-7300.

PLAN OF DISTRIBUTION

We may sell our common stock to one or more underwriters for public offering and sale by them and may also sell our common stock to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of our common stock will be named in the applicable prospectus supplement or other offering material. We have reserved the right to sell our common stock directly to investors on our own behalf in those jurisdictions where and in such manner as we are authorized to do so.

The distribution of our common stock may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. Sales of our common stock may be effected from time to time in one or more transactions on The Nasdaq National Market or in negotiated transactions or a combination of those methods. We may also, from time to time, authorize dealers, acting as our agents, to offer and sell our common stock upon the terms and conditions as are set forth in the applicable prospectus supplement or other offering material. In connection with the sale of our common stock, underwriters or agents may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of our common stock for whom they may act as agent. Underwriters may sell our common stock to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Unless otherwise indicated in a prospectus supplement or other offering material, an agent will be acting on a reasonable efforts basis and a dealer will purchase our common stock as a principal, and may then resell such common stock at varying prices to be determined by the dealer.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of our common stock, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement or other offering material. Dealers and agents participating in the distribution of our common stock may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of our common stock may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by us for expenses.

To facilitate an offering of shares of our common stock, persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the market price of our common stock. This may include over-allotments or short sales of our common stock, which involves the sale by persons participating in the offering of more shares of our common stock than have been sold to them by us. In those circumstances, such persons would cover such over-allotments or short positions by purchasing in the open market or by exercising the over-allotment option granted to those persons. In addition, those persons may stabilize or maintain the price of our common stock by bidding for or purchasing shares of our common stock in the open market or by imposing penalty bids, whereby selling concessions allowed to underwriters or dealers participating in any such offering may be reclaimed if shares of our common stock sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

AVAILABLE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and we therefore file periodic reports, proxy statements and other information with the SEC relating to our business, financial results and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and should be available for inspection and copying at the SEC’s regional offices located at 233 Broadway, New York, New York 20549 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements and other information regarding issuers like us that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov.

This prospectus constitutes part of a registration statement on Form S-3 filed under the Securities Act. As permitted by the SEC’s rules, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the SEC, at the public reference facilities maintained by the SEC in Washington, D.C., New York, New York and Chicago, Illinois.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement or to a document incorporated or deemed to be incorporated by reference in the registration statement, each such statement being qualified in all respects by such reference.

INCORPORATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus, any applicable prospectus supplement or other offering material or any document we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference in this prospectus. Likewise, any statement in this prospectus or any document which is incorporated or deemed to be incorporated by reference herein will be deemed to have been modified or superseded to the extent that any statement contained in any applicable prospectus supplement or other offering material or any document that we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference herein modifies or supersedes that statement. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

•	Current Report on Form 8-K, filed on February 8, 2006.

•	Current Report on Form 8-K, filed on January 12, 2006.

•	Current Report on Form 8-K/A, filed on December 22, 2005 (amending the Current Report on Form 8-K/A, filed on November 22, 2005).

•	Current Report on Form 8-K/A, filed on December 22, 2005 (amending the Current Report on Form 8-K/A, filed on October 10, 2003).

•	Current Report on Form 8-K, filed on November 22, 2005 (as amended by the Current Report of Form 8-K/A, filed on December 22, 2005).

•	Current Report on Form 8-K, filed on October 31, 2005.

•	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, filed on October 28, 2005.

•	Current Report on Form 8-K, filed on October 7, 2005.

•	Current Report on Form 8-K, filed on September 27, 2005.

•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, filed on August 5, 2005.

•	Current Report on Form 8-K, filed on August 2, 2005.

•	Current Report on Form 8-K, filed on July 22, 2005.

•	Current Report on Form 8-K, filed on June 2, 2005.

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, filed on May 5, 2005.

•	Current Report on Form 8-K, filed on April 21, 2005.

•	Current Report on Form 8-K, filed on April 19, 2005.

•	Current Report on Form 8-K, filed on March 8, 2005.

•	Annual Report on Form 10-K, filed March 1, 2005.

•	Current Report on Form 8-K/A, filed on February 25, 2005 (amending the Current Report on Form 8-K, filed on December 22, 2004).

•	Current Report on Form 8-K, filed on February 23, 2005.

•	Current Report on Form 8-K, filed on January 11, 2005.

•	Current Report on Form 8-K, filed on January 10, 2005.

•	Registration Statement on Form 8-A, filed February 22, 2001.

•	Registration Statement on Form 8-A, filed March 21, 2000.

We are also incorporating by reference all other reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this prospectus and the termination of the offering by this prospectus or any prospectus supplement or other offering material.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to Investor Relations, Adolor Corporation, 700 Pennsylvania Drive, Exton, Pennsylvania 19341 (telephone 484-595-1500). The information relating to us contained in this prospectus does not purport to be complete and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus and the information included in the applicable prospectus supplement or other offering materials.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Dechert LLP, Philadelphia, Pennsylvania.

EXPERTS

The consolidated financial statements of Adolor Corporation and subsidiary, a development stage company, as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, and for the period from August 9, 1993 (inception) to December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

5,000,000 Shares

ADOLOR CORPORATION

Common Stock

PROSPECTUS SUPPLEMENT

February     , 2006

LEHMAN BROTHERS

PACIFIC GROWTH EQUITIES, LLC

BANC OF AMERICA SECURITIES LLC	JPMORGAN